ITEM 77D: The board of directors adopted a global investment mandate, where at least 80%of the fund's net assets will be invested in U.S.
 and non-U.S. common stocks and other equity securities issued by infrastructure companies, which consist of utilities, pipelines, toll roads, airports, railroads, ports, telecommunications companies and other infrastructure companies. The fund's investment objective is total return through capital appreciation and current income.